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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of March, 2003

                                AT&T CANADA INC.
                 (Translation of registrant's name into English)

                                   SUITE 1600
                           200 WELLINGTON STREET WEST
                                TORONTO, ONTARIO
                                 CANADA M5V 3G2
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    |_|                   Form 40-F    |X|


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes   |_|                           No   |X|


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________



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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  AT&T CANADA INC.
                                  (Registrant)


Date: March 27, 2003              By: /s/ Scott Ewart
                                     -------------------------------------------
                                  Name:  Scott Ewart
                                  Title: Senior Vice President, General Counsel,
                                         Secretary & Chief Privacy Officer

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                                                                        [LOGO]



                 AT&T CANADA PROVIDES UPDATE ON DISTRIBUTION TO
               BONDHOLDERS AND OTHER AFFECTED CREDITORS OF RECORD

      -- COMPANY PLANS TO EMERGE FROM CCAA AS A REVITALIZED PUBLIC COMPANY
                               ON APRIL 1, 2003 --


TORONTO, ON (MARCH 26, 2003) - AT&T Canada today confirmed the aggregate amount of cash and Class A Voting Shares and Class B Limited Voting Shares that the Company will distribute to its bondholders and other affected creditors as part of the implementation of the Company's restructuring plan.

These amounts have been determined in accordance with the terms of the Company's previously approved restructuring plan. The allocation of shares is also based on declarations as to residency status received by the March 25, 2003 record date.

The amount of cash available for distribution is approximately CDN$233 million. One hundred per cent of the Company's equity will be distributed to bondholders and other affected creditors in the form of 1,090,676 Class A Voting Shares and 18,909,324 Class B Limited Voting Shares. In compliance with the Canadian Telecommunications Act, Canadian resident bondholders and other affected creditors will receive, in the aggregate, 66 2/3 % of the Class A Voting Shares and other bondholders and affected creditors will receive 33 1/3 % of the Class A Voting Shares and 100% of the Class B Limited Voting Shares. No one creditor will receive greater than 10% of the Class A Voting Shares issued under the Plan.

For example, a resident Canadian bondholder or other affected creditor with CDN$1,000 in claims value would receive CDN$49.43 in cash plus 4.22 Class A Voting Shares. A non-Canadian resident bondholder or other affected creditor with CDN$1,000 in claims value would receive CDN$49.43 in cash, plus .08 Class A Voting Shares and 4.14 Class B Limited Voting Shares. The number of shares issued in each class are subject to adjustment in accordance with the Plan, which is not anticipated to be significant.


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DISTRIBUTION PROCESS:

o Upon closing, the Company, through CIBC Mellon Trust Company, will deliver the cash payments, the Class A Voting Shares and Class B Limited Voting Shares to the Depository Trust Corporation (DTC) or the Canadian Depository for Securities (CDS) for distribution to bondholders of record. DTC and CDS will then deliver the cash payments and Class A Voting Shares and Class B Limited Voting Shares to DTC and CDS participants in proportion to their holdings. Bondholders should contact their financial advisor for further details on the timing and method of distribution.

o The Company, through CIBC Mellon, will deliver the cash payments and certificates representing the Class A Voting Shares and Class B Limited Voting Shares by courier to Non-Bondholder Affected Creditors with undisputed claims.

o AT&T Canada said it will maintain a reserve of approximately CDN$2.8 million of cash and 241,396 Class B Limited Voting Shares for distributions to affected creditors with disputed claims.

AT&T Canada is on track to emerge from the CCAA process on April 1 as an independent Company with positive cash flow and net income, and no long-term debt. The Company will also have CDN$100 million cash on hand plus an additional CDN$39 million representing the net working capital adjustment provided for in the Company's restructuring plan.

On Plan implementation, the Company's Class A Voting Shares and Class B Limited Voting Shares will be listed on the Toronto Stock Exchange under the stock trading symbols TEL.A and TEL.B respectively, and will be quoted through the NASDAQ National Market System under the stock trading symbols ATTC and ATTCZ respectively.


ABOUT THE COMPANY:
AT&T Canada is the country's largest competitor to the incumbent telecom companies. With over 18,700 route kilometers of local and long haul broadband fiber optic network, world class managed service offerings in data, Internet, voice and IT Services, AT&T Canada provides a full range of integrated communications products and services to help Canadian businesses communicate locally, nationally and globally. Please visit AT&T Canada's web site, www.attcanada.com for more information about the Company.

NOTE FOR INVESTORS:
This news release includes statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the

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United States Private Securities Litigation Reform Act of 1995. The Company
cautions that actual performance will be affected by a number of factors, many of which are beyond the Company's control, and that future events and results may vary substantially from what the Company currently foresees. Discussion of the various factors that may affect future results is contained in the Company's recent filings with the Securities and Exchange Commission, the Ontario Securities Commission, and SEDAR.

                                     -30-

FOR FURTHER INFORMATION:

MEDIA:
May Chong, (416) 345-2342, may.chong@attcanada.com

INVESTORS AND ANALYSTS:
Brock Robertson, (416) 345-3125, brock.robertson@attcanada.com;
                                 -----------------------------
Dan Coombes, (416) 345-2326, dan.coombes@attcanada.com
                             -------------------------